SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 02 September 2011
Exhibit 1.2	Transaction in Own Shares released on 06 September 2011
Exhibit 1.3	Transaction in Own Shares released on 09 September 2011
Exhibit 1.4	Director/PDMR Shareholding released on 12 September 2011
Exhibit 1.5	Transaction in Own Shares released on 13 September 2011
Exhibit 1.6	Transaction in Own Shares released on 16 September 2011
Exhibit 1.7	Transaction in Own Shares released on 20 September 2011
Exhibit 1.8	Director/PDMR Shareholding released on 23 September 2011
Exhibit 1.9	Transaction in Own Shares released on 26 September 2011
Exhibit 2.0	Director/PDMR Shareholding released on 26 September 2011
Exhibit 2.1	Transaction in Own Shares released on 28 September 2011
Exhibit 2.2	Director/PDMR Shareholding released on 28 September 2011
Exhibit 2.3	Transaction in Own Shares released on 30 September 2011
Exhibit 2.4	Total Voting Rights released on 30 September 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 September 2011

BP p.l.c. announces that it transferred 76 ordinary shares to participants in its employee share schemes on 1st September 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,896,480 ordinary shares in Treasury, and has 18,943,098,592 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 September 2011

BP p.l.c. announces that it transferred 761 ordinary shares to participants in its employee share schemes on 5th September 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,895,719 ordinary shares in Treasury, and has 18,943,113,153 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 September 2011

BP p.l.c. announces that it transferred 3,218 ordinary shares to participants in its employee share schemes on 8th September 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,892,501 ordinary shares in Treasury, and has 18,943,116,371 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 September 2011

BP p.l.c. was advised on 12 September 2011 by Computershare Plan Managers that on 12 September 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.78 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn	83 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	83 shares
Mr B. Looney	83 shares
Mr S. Westwell	83 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 September 2011

BP p.l.c. announces that it transferred 257 ordinary shares to participants in its employee share schemes on 12th September 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,892,244 ordinary shares in Treasury, and has 18,943,116,628 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 September 2011

BP p.l.c. announces that it transferred 720,566 ordinary shares to participants in its employee share schemes on 14th September 2011 at a price of 487.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,171,678 ordinary shares in Treasury, and has 18,943,837,194 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 September 2011

BP p.l.c. announces that it transferred 772 ordinary shares to participants in its employee share schemes on 19th September 2011 at a price of 487.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,170,906 ordinary shares in Treasury, and has 18,943,837,966 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 September 2011

BP p.l.c. was notified on 22 September 2011 by Mr George David, a director of BP p.l.c., that on 22 September 2011 he acquired on the New York Stock Exchange 40,000 BP ADSs (ISIN number US0556221044), which are equivalent to 240,000 BP Ordinary shares. 20,000 ADSs were acquired at a price of US$35.5496 per ADS and 20,000 ADSs were acquired at a price of US$35.45 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 September 2011

BP p.l.c. announces that it transferred 505,045 ordinary shares to participants in its employee share schemes on 23rd September 2011 at a price of 487.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,842,665,861 ordinary shares in Treasury, and has 18,959,146,103 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 26 September 2011

On 23 September 2011 BP p.l.c. was informed by Computershare Plan Managers that on 20 September 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.818 per share, through the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	1,619
Mr R. Bondy	2,161
Dr M. C. Daly	362
Mr A. Hopwood	1,106
Mr B. Looney	139
Dr H. Schuster	159
Mr S. Westwell	1,914

BP p.l.c. was advised that on 20 September 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $6.818 per share, through the BP Scrip Dividend Programme

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	97	N/A	N/A
Mr R. Bondy	26	N/A	N/A
Dr M. C. Daly	N/A	58	N/A
Mr B. Looney	33	N/A	N/A
Dr H. Schuster	N/A	N/A	12
Mr S. Westwell	31	N/A	6

BP p.l.c. was further advised that on 20 September 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $6.818 per share, through the
BP Scrip Dividend Programme
.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	3,604	1,921	4,816
Dr M. C. Daly	2,170	1,686	3,324
Mr A. Hopwood	1,082	674	N/A
Mr B. Looney	1,087	2,056	2,408
Dr H. Schuster	1,232	1,523	N/A
Mr S. Westwell	2,336	1,855	2,408

BP p.l.c. was also notified on 23 September 2011 by Barclays Wealth that on 20 September 2011 Ian Davis, a director of BP p.l.c., acquired 104 BP Ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.818 per share, through participation in the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 September 2011

BP p.l.c. announces that it transferred 1,955 ordinary shares to participants in its employee share schemes on 26th September 2011 at prices between 394.00 pence per share and 487.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,842,663,906 ordinary shares in Treasury, and has 18,959,148,058 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 28 September 2011

On 20 September 2011 BP p.l.c. was advised by Equiniti that on 20 September 2011 the following individuals acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.818 per share, through the BP Scrip Dividend Programme.

		Ordinary shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	60
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	43
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	327

BP p.l.c. was advised on 21 September 2011 by Fidelity Stock Plan Services LLC, that on 20 September 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$41.572 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 Ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	276.485	334.873	419.052	124.008
Mr R. Fryar	244.469	317.276	432.631	N/A
Mr A. Hopwood	156.092	302.084	432.631	N/A
Mr H. L. McKay	586.317	393.529	786.551	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 September 2011

BP p.l.c. announces that it transferred 9,142 ordinary shares to participants in its employee share schemes on 29th September 2011 at prices between 487.00 pence per share and 500.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,842,654,764 ordinary shares in Treasury, and has 18,959,157,200 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 September 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 September 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,959,146,103 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,964,228,603. This figure excludes 1,842,665,861 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 3 October 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary